Exhibit 99.1

Luokung Announces Financial Results for First Half 2022, Reports Record Revenues of Approximately $62.8 Million for the Period

BEIJING, December 27, 2022 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) (“Luokung,” “we,” “our” or the “Company”), today announced preliminary revenue results for the six months ended June 30, 2022, which remain subject to semi-annual period end closing adjustments.

Luokung achieved record total revenue for the six months ended June 30, 2022 of approximately $62.8 million, compared to $37.8 million in the prior-year period.

●	Advertising Services

For the six months ended June 30, 2022, revenue from advertising services was $57.3 million, an increase of $25.7 million, or 81.2%, from $31.6 million for the six months ended June 30, 2021. The increase was mainly due to the integration and improvement of geographic information points of interest (POI), characteristic areas of interest (AOI) and other data with AI algorithms, which subsequently improved advertising conversion to meet a growing customer base and increased demand.

●	Sales of Remote Sensing and GIS Data Management Service Platform

For the six months ended June 30, 2022, revenue from sales of remote sensing and GIS data management service platform software and services decreased to $1.5 million, from $4.4 million for the six months ended June 30, 2021.

●	Smart Transportation

For the six months ended June 30, 2022, revenue from smart transportation was $4.0 million, an increase of $2.2 million, or 121.6%, from $1.8 million for the six months ended June 30, 2021.

Management Commentary

Mr. Xuesong Song, Chairman and CEO, stated, “In the first half of the 2022 fiscal year, our revenue was $62.81 million, a 66.0% increase from $37.83 million for the same period of the 2021 fiscal year. Our continued investment in technology has resulted in what we believe is a superior portfolio of products and a competitive edge in the markets in which we operate. We are very pleased with our market growth in 2022, which has enabled us to achieve record revenues during this period. In addition to the growth of our advertising revenue, we have established cutting-edge technologies such as artificial intelligence algorithms in smart transportation (autonomous driving, smart highway and vehicle-road collaboration). Our revenue increased to $4.0 million, or 121.6% compared to the previous period. In addition, the market for smart transportation is anticipated to grow with the rising demand to integrate new technologies. In the first half of the 2022 fiscal year, we made considerable progress in market expansion and in building our customer base for the natural resource asset management segment (carbon neutrality and environmental protection remote sensing data service). As our data service products related to carbon neutralization and peak carbon dioxide emissions are expected to be implemented in many counties in China, and we believe the future growth of this area of our business is substantial. We expect to build on the positive momentum of the first half of 2022 as additional business orders are executed and delivered in the remainder of the fiscal year.”

ABOUT LUOKUNG TECHNOLOGY CORP.

Luokung Technology Corp. is a leading spatial-temporal intelligent big data services company, as well as a leading provider of LBS and HD Maps for various industries in China. Backed by its proprietary technologies and expertise in HD Maps and multi-sourced intelligent spatial-temporal big data, Luokung established city-level and industry-level holographic Spatial-temporal digital twin systems and actively serves industries including smart transportation (autonomous driving, smart highway and vehicle-road collaboration), natural resource asset management (carbon neutral and environmental protection remote sensing data service), and LBS smart industry applications (mobile Internet LBS, smart travel, smart logistics, new infrastructure, smart cities, emergency rescue ,among others). The Company routinely provides important updates on its website: https://www.luokung.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information regarding the Company’s future growth prospect and the preliminary unaudited financial results contained in this press release may constitute forward-looking-information within the meaning of securities laws. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The financial estimates provided in this press release are to provide early guidance on the semi-annual financial performance of the Company and readers are cautioned that this information may not be appropriate for any other purpose. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events including that the Company has not finished its review of the full financial positions and the Company may continue to incur net losses. The Company has assumed that the material factors referred to herein will not cause such forward-looking statements and information to differ materially from actual results or events. However, there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

Other than as required under securities laws, we do not undertake to update this information at any particular time.

Forward-looking information contained in this press release, including with respect to any future growth, is based on our current estimates, expectations and projections, which we believe are reasonable as of the current date. The reader should not place undue importance on forward-looking information and should not rely upon this information as of any other date. All forward-looking information contained in this press release is expressly qualified in its entirety by this cautionary statement.

CAUTION REGARDING FINANCIAL ESTIMATES

The financial estimates set forth above are based on an initial review of the Company’s operations for the six months ended June 30, 2022 and are subject to change. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to the accompanying financial estimates and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. They should not be viewed as a substitute for audited financial statements prepared in accordance with generally accepted accounting principles and are not necessarily indicative of the Company’s results for any future period.